

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

December 10, 2009

<u>Via U.S. mail and facsimile</u>

Donald F. McAleenan
Senior Vice President, General Counsel and Secretary
Builders FirstSource, Inc.
2001 Bryan Street, Suite 1600
Dallas, Texas 75201

> **Re: Builders FirstSource, Inc.**
> **Amendment No.1 to Registration Statement on Form S-3**
> **Filed December 3, 2009**
> **File No. 333-162853**

Dear Mr. McAleenan:

　　We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We note your response to comment two of our letter dated November 30, 2009. You argue that the backstop purchasers' investment pursuant to the terms of the investment agreement will be done in a private placement of securities, and that to the extent that the gross proceeds of the rights offering are more than $75 million, the backstop purchasers would have no obligations under the terms of the investment agreement and as such, they can participate in the registered offering along with the other company shareholders on a proportionate basis. These statements, however, appear conclusory since you have not provided any legal basis pursuant to which the rights offering to the backstop purchasers can be bifurcated. Please provide us with your detailed legal analysis as to why you believe it is appropriate to register any shares of common stock to be purchased by the backstop purchasers on this Form S-3. For further guidance please see Securities Act Release No. 8828 (August 3, 2007) and Question 139.25 of the Securities Act Sections Compliance and Disclosure Interpretations, which are available at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

2. We note your response to comment three in our letter dated November 30, 2009. Please be advised that the omitted information may not be filed in a prospectus supplement or a post-effective amendment. Please also be advised that Rule 430A of Regulation C would not apply to the omitted information. Please ensure that the omitted information is provided in a pre-effective amendment. Further, please revise "Item 17. Undertakings" to remove the Regulation S-K Item 512(i) undertaking and provide the Regulation S-K Item 512(a)(5)(ii) undertaking.

Questions and Answers Relating to the Rights Offering, page 1

   How was the subscription Price of $3.50 per share determined?, page 2

3. We note your response to comment five in our letter dated November 30, 2009 and have the following comments:

    •   We are unable to concur with your conclusion that the fairness opinion is not material information to shareholders. Please either include a copy of the opinion in the prospectus or file a copy of the opinion as an exhibit to the registration statement.

    •   You have incorporated the consent by reference to Annex C to your preliminary proxy statement filed on November 3, 2009. The consent provided in Annex C does not appear to be sufficient for purposes of complying with Rule 436 of Regulation C. Please revise accordingly.

                    *   *   *

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Andrew Schoeffler, Senior Staff Attorney, at (202) 551-3748 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: W. Scott Ortwein, Esq.
        Brendan P.McGill, Esq.
        Alston & Bird LLP
        1201 West Peachtree Street
        Atlanta, GA 30309
        Via Facsimile at (404) 881-7777

        Robert Pincus, Esq.
        Allison L. Land, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        One Rodney Square, P.O. Box 636
        Wilmington, DE 19899-0636
        Via Facsimile at (302) 651-3001